UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District

Beijing 100027, People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

MMtec, Inc. (the “Company”) is filing this Report on Form 6-K in compliance with and reliance upon the SEC Order under Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules thereunder (SEC Release No. 34-88318/March 4, 2020) (the “Relief Order”). Set forth below are, among other things, the Company’s 2019 audit related updates and the reasons for the delays in the completion of its completion and filing of the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), and estimated filing dates of the Annual Report.

The Company’s main offices are located in Beijing, China. Following the COVID-19 outbreak and the ensuing pandemic, a number of cities in China, including Beijing, were and remain under severe travel and quarantine restrictions and business closures. The Company’s suppliers and customers have been operating in the same, severely restricted manner, often suspending their operations altogether. Beginning in February 2020, in light of the nearly universal travel restrictions, the Company personnel has been working remotely, which, substantially impeded the Company’s ability to compile and prepare its financial statements in connection with the Annual Report. As a standard audit procedure, the auditors are required to control the confirmation procedures to ensure the effectiveness of this audit procedure, i.e. to issue confirmations to bank, customers and suppliers directly, and required the counterparties to mail back the confirmations directly to the auditors’ office. However, in light of the limited operation of the commercial banks and other business entities (especially small and medium sized entities), and the extended processing period of the express delivery service during the outbreak and subsequent recovery periods, the issuing time and related response period of audit confirmations has been delayed. The recovery rate of the audit confirmations distributed (especially for those to customers and suppliers) is also expected to be lower than in previous years, as a result, additional alternative procedures would be required, such measures would also in return delay the overall audit process.

The Company’s 2019 audit schedule has been revised to reflect the foregoing developments. The extension of time is necessary due to unanticipated delays being experienced by the Company and its auditors in completing the field work associated with the audit of the Company’s financial statements and the Company’s completing its Annual Report. Particularly, given that the auditor personnel has been and continues to work remotely, and therefore has been unable to visit various field locations to perform the work necessary to complete the audit. Considering the lack of time for the compilation, attesting and review of the information required to be presented and the importance of markets and investors receiving materially accurate information in the Annual Report, as of the date of this filing, the Company expects to file the Annual Report no later than 45 days after April 30, 2020.

Additional Risk Factor

The Company may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and beyond

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company temporarily shut down its Beijing offices. In March 2020, the Company gradually resumed its operations, with most of its personnel working remotely. The Company may incur significant delays, reductions in revenue and increases in expenses relating to such events outside of its control. In addition, the outbreak precludes the Company personnel from visiting customers and potential customers, which adversely affects the Company’s ability to generate new revenue. Moreover, the Company expects that the impact of the COVID-19 outbreak on the United States and world economies will have a material adverse affect on the demand for its services. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. Further, as we do not have access to a revolving credit or similar facility, there can be no assurance that we would be able to secure commercial financing in the future in the event that we require additional capital. We currently believe that our financial resources will be adequate to see us through the outbreak. However, in the event that we do need to raise capital in the future, the outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital.

Special Note Concerning Forward Looking Statements

This filing contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s estimates relating to the completion of the 2019 audit and filing of the Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Current Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMtec, Inc.

By:	/s/ Zhen Fan
Zhen Fan, Chief Executive Officer

Date: April 20, 2020

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